Exhibit 99.1

NEO-ConcEPT INTERNATIONAL GROUP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: NCI)

NOTICE OF ANNUAL GENERAL MEETING
to be held on August 11, 2025
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Neo-Concept International Group Holdings Limited (the “Company” or “NCI”) will be held at 3:00 p.m. on August 11, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

The AGM will be held for the following purposes:-

1.      To lay before the meeting the audited financial statements for the financial year ended 31 December 2024 and the reports of the directors and auditors of the Company thereon.

To consider and, if thought fit, passing and approving the following resolutions each as an ordinary resolution:-

2.      “THAT Eva Yuk Yin SIU be and is re-elected as an executive director of the Company.”

3.      “THAT Man Chi WAI be and is re-elected as an executive director of the Company.”

4.      “THAT Josephine Yan YEUNG be and is re-elected as an independent director of the Company.”

5.      “THAT Mark Gary SINGER be and is re-elected as an independent director of the Company.”

6.      “THAT Billy Chun Fai TANG be and is re-elected as an independent director of the Company.”

7.      “THAT WWC, P.C. Certified Public Accountants be and is re-appointed as the auditor of the Company and the board of directors of the Company be authorized to fix its remuneration for the year ending 31 December 2025.”

The board of directors of the Company has fixed the close of business on July 15, 2025 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the AGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the AGM, we request that you submit your proxy card or voting instructions as promptly as possible.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2025 (the “Form 20-F. Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at www.neo-ig.com and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir@neo-ig.com. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

By Order of the Board of Directors,
Neo-Concept International Group Holdings Limited

/s/ Eva Yuk Yin Siu
Eva Yuk Yin Siu
Chief Executive Officer, Chairlady of the Board and Director

July 28, 2025

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